Patrick F. Bright (State Bar #68709)
WAGNER, ANDERSON & BRIGHT LLP
3541 Ocean View Boulevard
Glendale, California 91208
(818) 249-9300
(818) 249-9335 (fax)
E-Mail: pbright@patentattorney.us

Attorneys for Plaintiff SmartMetric Inc.,
a Nevada corporation

FILED

2010 JUL 27 AM 10: 11

CLERK U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
LOS ANGELES

BY____

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SMARTMETRIC INC., a Nevada corporation, Plaintiff, vs. MASTERCARD INCORPORATED a Delaware corporation, and VISA, INC., a Delaware corporation Defendants.	CASE NO. CV-_10-01864 JHN(FMOx) **SECOND AMENDED COMPLAINT FOR INFRINGEMENT OF U. S. PATENT 6,792,464** JURY TRIAL DEMANDED

1. Plaintiff SmartMetric Inc. ("SMME"), a Nevada Corporation, for its

complaint, and demanding trial by jury under Rule 38, Fed. R. Civ. P.,

and Local Rule 38-1, alleges that Defendants MasterCard Incorporated

("MC") and VISA, Inc. ("VI"), are infringing U.S. Patent 6,792,464 (the

" '464 patent"), in this judicial district, by selling, offering to sell and

using contactless card systems, namely, VT's Paywave and MC's

PayPass, that use data cards that, when passed near to a reader, establish

connection to a network (the "Systems"), that infringe at least claims 1

1 and 14 of the '464 patent.

2. Claim 1 of the '464 patent reads as follows: "A computer system for allowing a user to automatically access one of a plurality of network service providers which require information specific to the user and/or the network service provider to be accessed, the computer system comprising: a data card which contains the information specific to the user and/or the network service provider to be accessed; a data card reader adapted to access at least part of the information contained on the data card when the data card is in communication therewith; a data processor in communication with the data card reader and adapted to be connected to a network; and an application program resident on the data processor, said application program being configured to automatically retrieve at least part of the information contained on the data card when the data card is in communication with said data card reader and to use said information to gain access to one of the plurality of network service providers via the network by using one of a default access number indicating a designated network service provider and a local access number from a database containing a list of access numbers or the plurality of network service providers along with corresponding location information for each access number in the list, wherein said application program is immediately triggered upon insertion of said data card into said data card reader." The

SECOND AMENDED COMPLAINT—JURY TRIAL DEMANDED

two accused systems, VT's Paywave and MC's PayPass, are such computer systems. These systems permit users with contactless data cards, which contain information specific to the users and/or the network service provider to be accessed, to access such networks by passing such data cards near to a data card reader that is part of such systems. These systems include data processors in communication with the data card readers, and application programs resident on the processors, as called for in claim 1. These programs automatically retrieve at least part of the information contained on the data cards when the cards are in communication with the readers, and use this information to gain access to one of the plurality of network service providers via the network, using one of a default access number indicating a designated network service provider and a local access number from a database containing a list of access numbers or the plurality of network service providers along with corresponding location information for each access number in the list, such that the programs are immediately triggered upon insertion of such cards into such readers, meaning when such cards are passed near to such readers. On information and belief: among the network service providers at issue are CIRRUS and INTERLINK, which provide connectivity to bank servers via processing network switches; a default access number indicating a designated network service provider is stored on a data card

SECOND AMENDED COMPLAINT—JURY TRIAL DEMANDED

or on a data card reader; when present, a local access number can identify a reader from which communication originated; and systems that include network service providers comply with VT/MC communication protocols.

3. Claim 14 of the '464 patent reads as follows: A method for allowing a user to automatically access one of a plurality of network service providers which require information specific to the user and/or the network service provider to be accessed, comprising the steps of: configuring an application program resident on a data processor to automatically retrieve at least part of the information specific to the user and/or the network service provider to be accessed contained on a data card when said data card is in communication with a data card reader and to use said information to gain access to one of the plurality of network service providers via a network by using one of a default access number indicating a designated network service provider and a local access number from a database containing a list of access numbers for the plurality of network service providers along with corresponding location information for each access number in the list; and immediately triggering said application program upon insertion of said data card into said data card reader." The two accused systems, VT's Paywave and MC's PayPass, embody methods that allow a user to automatically access one of a plurality of network service providers which require information

specific to the user and/or the network service provider to be accessed. These methods configure an application program, resident on a data processor, to automatically retrieve at least part of the information specific to the user and/or the network service provider to be accessed contained on a data card when such a card is in communication with, e.g., passes near to, a data card reader. The program uses such information to gain access to one of the plurality of network service providers via a network by using one of a default access number indicating a designated network service provider and a local access number from a database containing a list of access numbers for the plurality of network service providers along with corresponding location information for each access number in the list. These methods immediately trigger the application program, upon insertion of the data card into the data card reader. That is, these methods permit users with contactless data cards, which contain information specific to the users and/or the network service provider to be accessed, to access such networks by passing such data cards near to a data card reader that is part of such systems.

4. MC states that its Paypass system is an EMV compatible, contactless payment feature based on the ISO/IEC 14443 standard that provides cardholders with a simpler way to pay by tapping a payment card or other payment device, such as a phone or key fob, on a point-of-sale terminal

reader. MC tells card users that, typically, at the checkout when you tap, your card/device must be within an inch or two of the contactless symbol on the payment reader on the counter.

5. VT tells card users that a special computer chip embedded in the card with Visa PayWave employs the latest technology for sending payment information to a secure reader at the point of sale. The chip can only be read when in close proximity (1-2 inches) to the secure reader, and must be correctly oriented to be processed. After waving such a card in front of it, the reader will light up and beep to inform the user that their information has been received and is being processed through Visa's secure network.

6. Claim 19 of the '464 patent, which depends indirectly on Claim 14 and directly on claim 18, reads as follows: "The method as set forth in claim 18, further comprising the steps of: communicating the information between said data card and said data card reader through a first antenna embedded inside said data card and a second antenna embedded inside said data card reader."

7. MC's and VT's accused systems therefore provide for automatic access to a network by passing data cards near to a data card reader that is part of such systems, as called for in claims 1 and 14 of the '464 patent.

8. This is a civil action for patent infringement and arises under, among

SECOND AMENDED COMPLAINT—JURY TRIAL DEMANDED

1 | other things, the United States Patent Laws, 35 U. S. C. section 101 <u>et</u>

2 | <u>seq.</u> Jurisdiction is therefore based upon 28 U. S. C. sections 1331 and

3 | 1338(a), providing for federal question jurisdiction of patent infringement

4 | actions and exclusive jurisdiction of patent infringement actions in the U.

5 | S. district courts.

6 | 9. Plaintiff SMME is informed and believes, and thereon alleges, that venue

7 | in this court is proper under 28 U. S. C. section 1391(b)-(c) and section

8 | 1400(b) because the acts of patent infringement alleged herein took place,

9 | at least in part, within this judicial district.

10 | 10. Plaintiff SMME is a corporation organized and existing under the laws of

11 | the State of Nevada and has a place of business at Bay Harbour, FL.

12 | 11. Defendant MC is, on information and belief, a corporation of the State of

13 | Delaware, and has a place of business in El Segundo, California.

14 | 12. Defendant VI is, on information and belief, a corporation of the State of

15 | Delaware, and has a place of business in Los Angeles, California.

16 | 13. On September 14, 2004, the U. S. Patent and Trademark Office duly and

17 | lawfully issued the '464 patent under the title SYSTEM FOR

18 | AUTOMATIC CONNECTION TO A NETWORK. A true and correct

19 | copy of the '464 patent is attached hereto as Exhibit 1. By assignment,

20 | SMME is the owner of the '464 patent.

21 | 14. Defendant MC has infringed the '464 patent by selling, and offering for

22 | sale, systems claimed in the '464 patent in this judicial district and

23 | elsewhere in the United States. On information and belief, this

24 | infringement will continue unless enjoined by this court.

25 | 15. Defendant VI has infringed the '464 patent by selling, and offering for

26 | sale, systems claimed in the '464 patent in this judicial district and

27 | elsewhere in the United States. On information and belief, this

28 | infringement will continue unless enjoined by this court.

16. Defendant MC's infringement of the '464 patent has damaged SMME in an unknown amount. These damages continue to grow as MC's infringement continues. Under Section 284 of Title 35 of the United States Code, SMME seeks damages adequate to compensate for this infringement in an amount no less than a reasonable royalty, together with interest and costs affixed by the Court.

17. Defendant VI's infringement of the '464 patent has damaged SMME in an unknown amount. These damages continue to grow as VI's infringement continues. Under Section 284 of Title 35 of the United States Code, SMME seeks damages adequate to compensate for this infringement in an amount no less than a reasonable royalty, together with interest and costs affixed by the Court.

18. Defendants' continuing infringement of the '464 patent has caused and continues to cause irreparable harm to SMME, including impairing the value of the '464 patent in an amount yet to be determined. Pursuant to Section 283 of Title 35 of the United States Code, SMME seeks a preliminary and a permanent injunction against further infringement of the '464 patent.

. **PRAYER FOR RELIEF**

WHEREFORE, SMME prays for the following relief from this court against each of the Defendants:

(a)   For an order, pursuant to 35 U. S. C. section 271, declaring that each Defendant's System has infringed one or more claims of the '464 patent;

(b)   A preliminary and a permanent injunction against each Defendant, prohibiting each of them from further infringement of the '464 patent.

1   (c)   An award of the actual damages SMME has suffered by reason of

2   the infringement charged in this Complaint, in an amount not less than a

3   reasonable royalty on each Defendant's infringement of the '464 patent.

4   (d)   An award to plaintiff SMME of their costs herein.

5   (e)   Such further relief as the Court may deem just and proper.

6   //

7   Dated: July 26, 2010

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10   WAGNER, ANDERSON & BRIGHT LLP

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12   Patrick F. Bright

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14   by: _Patrick Wright_____

15   Patrick F. Bright

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DEMAND FOR JURY TRIAL

Pursuant to Rule 38(b) of the Federal Rules of Civil Procedure, and Local Rule 38-1, plaintiff SMME does hereby demand trial by jury of each and every issue or claim as to which it is entitled to trial by jury under Rule 38(a) of the Federal Rules of Civil Procedure.

//

Dated: July 26, 2010

WAGNER, ANDERSON & BRIGHT LLP

Patrick F. Bright

by: _Patrick Bright_

Patrick F. Bright

Notices

<u>2:10-cv-01864-JHN-FMO SmartMetric Inc. v. MasterCard Incorporated et al</u>
(FMOx),   , DISCOVERY

REMINDER to Counsel: This document or object MUST be filed in the Clerks Office - in the manner prescribed by the E-Filing General Order, unless otherwise ordered by the Judge or Magistrate Judge.

All traditionally filed civil case initiating documents and simultaneously filed emergency relief documents shall be submitted in electronic form (PDF format only) by close of business the following business day.

Present a copy of this Notice and a copy of the Notice of Electronic Filing with the document or object to be traditionally filed.

NEXT   Clear

Notices

2:10-cv-01864-JHN-FMO SmartMetric Inc. v. MasterCard Incorporated et al

(FMOx), , DISCOVERY

UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

Notice of Electronic Filing

The following transaction was entered by Bright, Patrick on 7/26/2010 at 2:13 PM PDT and filed on 7/26/2010

Case Name: SmartMetric Inc. v. MasterCard Incorporated et al
Case Number: 2:10-cv-01864-JHN-FMO
Filer: SmartMetric Inc.
Document Number: 20

Docket Text:
NOTICE of Manual Filing filed by Plaintiff SmartMetric Inc. of Second Amended Complaint. (Bright, Patrick)

2:10-cv-01864-JHN-FMO Notice has been electronically mailed to:

Brent D Sokol   bdsokol@jonesday.com

Darren M Franklin   dfranklin@sheppardmullin.com, hcharlip@sheppardmullin.com

Dennis J Smith   djsmith@sheppardmullin.com, pibsen@sheppardmullin.com

Gary Alan Clark   gclark@sheppardmullin.com, hcharlip@sheppardmullin.com

Joseph Melnik   jmelnik@jonesday.com, lkeith@jonesday.com, pnestor@jonesday.com

Patrick F Bright   pbright@brightpatentlaw.com

Steven John Corr   sjcorr@jonesday.com

2:10-cv-01864-JHN-FMO Notice has been delivered by First Class U. S. Mail or by fax to: :

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: NoticeofManualFiling.pdf
Electronic document Stamp:
[STAMP cacdStamp_ID=1020290914 [Date=7/26/2010] [FileNumber=10075942-0
] [0690d70927a7d9332bd51e68f5f120065e2d58d24fe2642dffd295a9a18855b6d31
032904880740a7bb9308f5b5d8415c3932098391e7247817f8a5c1c99a5f8]]

PROOF OF SERVICE

STATE OF CALIFORNIA, COUNTY OF LOS ANGELES

I am employed in the County of Los Angeles, State of California. I am over the age of 18 and not a party to the within action; my business address is: 3541 Ocean View Drive, Glendale, CA 91208.

On July 26, 2010, I served the document described as: SECOND AMENDED COMPLAINT FOR INFRINGEMENT OF U.S. PATENT 6,792,464 on the interested parties in this action

☑   by mailing a true copy thereof, via first class mail, postage prepaid, to:

BRENT D. SOKOL, ESQ.
JONES, DAY
555 SOUTH FLOWER STREET, 50TH FLOOR
LOS ANGELES, CA 90071

GARY CLARK, ESQ

SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

333 SOUTH HOPE STREET, 43RD FLOOR

LOS ANGELES, CA 90071

(State)   I declare under penalty of perjury under the laws of the State of California that the above is true and correct.

(X)(Federal) I declare that I am employed in the office of a member of the bar of this court at whose direction the service was made.

Executed on July 26, 2010, at Glendale, California.

Chris Parrish